Filed pursuant to Rule 433 of the Securities Act of 1933, as amended Issuer Free Writing Prospectus dated January 26, 2024 Relating to the Preliminary Prospectus dated January 25, 2024 Registration File No. 333 - 273486 PreTam Holdings Inc. PreTam Holdings Inc . (the “ Company ”) has filed a registration statement on Form F - 1 (including a preliminary prospectus) with the Securities and Exchange Commission (“ SEC ”) for the offering to which this communication relates . Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering . You may get these documents for free by visiting EDGAR on the SEC website at www . sec . gov . Alternatively, the lead underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting Maxim Group LLC, Attention : Syndicate Department ; 300 Park Avenue, 16 th Floor, New York, NY 10022 ; (212) 895 - 3745 . The following information supplements and updates the information in the preliminary prospectus dated January 25 , 2024 (the “ Preliminary Prospectus ”), included in Amendment No . 3 to the Registration Statement on Form F - 1 (File No . 333 - 273486 ) of the Company . This communication should be read together with the Preliminary Prospectus . A copy of the Preliminary Prospectus included in Amendment No . 3 to the Registration Statement can be accessed through the following link : https : //www . sec . gov/Archives/edgar/data/ 1975992 / 000121465924001187 / 0001214659 - 24 - 001187 - index . htm Defined terms used herein and not otherwise defined shall have the meanings set forth in the Preliminary Prospectus .

PreTam Holdings Inc . Investor Presentation January 2024

PreTam Holdings Inc. – Investor Presentation D i s c l ai me r Forward - Looking Statements PreTam Holdings Inc . (“ PreTam ” or the “Company”) has filed a registration statement on Form F - 1 , as amended (Registration No .: 333 - 273486 ) with the Securities and Exchange Commission (the “Commission”) for the offering to which this presentation relates . Before you invest, you should read the registration statement and other documents that we have filed with the Commission for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the Commission’s website at www . sec . gov . Certain information set forth in this presentation contains “forward - looking information”, including “future - oriented financial information” and “financial outlook”, under applicable securities laws (collectively referred to herein as forward - looking statements) . Except for statements of historical fact, the information contained herein constitutes forward - looking statements . Forward - looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions, or future events . In some cases, you can identify forward - looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could,” and similar expressions denoting uncertainty or an action that may, will, or is expected to occur in the future . These statements involve estimates, assumptions, known and unknown risks, uncertainties, and other factors that could cause actual results to differ materially from any expectations regarding future results, performances or achievements expressed or implied by the forward - looking statements . The ultimate accuracy of these forward - looking statements depends upon a number of known and unknown risks and events . Many factors could cause our actual results to differ materially from those expressed or implied in our forward - looking statements . Consequently, you should not place undue reliance on these forward - looking statements . The forward - looking statements in this presentation relate only to events as of the date on which the statements are made, are based on information available to us as of the date of this presentation, except as required by law, we undertake no obligation to update any forward - looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events . In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements . Market and industry statistics contained in this presentation are based on management’s knowledge of the industry and the good faith estimates of management . We also relied, to the extent available, upon management's review of independent industry surveys, forecasts and publications and other publicly available information prepared by a number of third - party sources . Although we believe that these sources are reliable, we cannot guarantee the accuracy or completeness of this information, and we have not independently verified this information . This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . 2 2

PreTam Holdings Inc. – Investor Presentation 3 Offering Summary ISSUER: PreTam Holdings Inc. (“PreTam” or the “Company”) PROPOSED EXCHANGE/SYMBOLS: NasdaqCM / “PFAB” and “PFABW” OFFERING SIZE: $4 million (excluding 15% over - allotment option) OFFERING TYPE: F - 1 Initial Public Offering SECURITIES OFFERED: Units (Each Unit Comprised of One Class A Common Share and a Warrant to Purchase One Class A Common Share) ANTICIPATED USE OF PROCEEDS: Plant expansion, working capital and general corporate purposes SOLE BOOK - RUNNING MANAGER: Maxim Group LLC

# Pretam Overview

## Background

- PreTam is a leading company in the Chilean precast concrete industry, with headquarters in Tambillos, Coquimbo Region, Chile
- PreTam develops, manufactures, sells, and installs a broad array of precast concrete products
- The Company's products are used primarily in the housing, commercial development, and mining industries
- Products are used in all areas of construction, including construction of roadworks, industrial buildings, residential housing, and special construction
- Customers are non-government related businesses engaged in residential and commercial construction
- All current revenue comes from within Chile
- Facility currently operates at or near maximum capacity

## Strategy

- Expand existing facility in Chile to increase capacity from 600 cubic meters per month to 3,000 cubic meters per month of finished product
- Expand facilities to allow for servicing of existing contract capable of generating potential revenues of approximately $48,000,000 per year
- Fully perform under the existing RS SpA contract[1] (potential to generate approximately $590 million in total revenue over 12 years, with an estimated 39% gross margin)[2]
- Expand into additional geographic markets, including, but not limited to, Spain, assuming availability of necessary capital



1. Construction Contract, dated August 20, 2022, by and between Prefabricados Tambillos SpA and Inmobiliaria RS SpA ("RS")
2. Excludes impact of labor costs. There can, however, be no assurance as to the actual revenues, if any, that may be generated pursuant to this agreement. Investors should see risk factors relating to the company's growth strategy. In particular, inorder to fully perform our obligations under this contract, we must modify and expand our factory.

PreTam Holdings Inc. – Investor Presentation

4

PreTam Holdings Inc. – Investor Presentation 5 Investment Highlights Company is already profitable Approximately 20% Pre - Tax Profit in fiscal year 2022 and 22% Pre - Tax Profit in 1H 2023 Company’s precast concrete products allow for shorter project completion timelines resulting in cost savings Breadth of offerings allows for flexibility to capitalize on market demands Facility at maximum production capacity Plant expansion to allow for full servicing and performance under existing R5 contract Company’s production process is more energy efficient and a more effective solution against seismic activity Chilean precast concrete market growing at a compound annual rate of 6.9% 1 1) Industry data reported in Allied Analytics LLP’s published market research from August 19, 2021.

PreTam Holdings Inc. – Investor Presentation 7 Mr. Arrechea has broad experience in the real estate and construction industries, including founding the Company in 2018. In addition to his work with the Company, Mr. Arrechea has served as Managing Partner of INMO ACIS S.A., a construction and real estate development company based in Spain. Mr. Arrechea received his legal degree from School of Law at The University Abad Oliva in Barcelona, Spain. Mr. Arrechea is a licensed attorney and has practiced commercial litigation. Mr. Liñán has a Bachelor’s degree in Management and Administration from UAB Barcelona. In his career, Mr. Liñan has acted as a finance and tax consultant. He has also held senior positions in private logistic entities in both Spain and Romania whe re he served as chief financial officer and served on the steering committee for Prime Full Services Spain, S.L. Luis Arrechea Miquelarena Chairman of the Board, Director, and Chief Operations Officer From, 2013 through 2018 Mr. Cañizares served as the Chilean Director for Maspir S.A. During his time with Maspir he managed multiple road expansion projects and both the development and construction of related bridges and walkways. These projects included the expansion of Route 5 North between La Serena and Vallenar and Route 43 between Coquimbo and Vallenar. From 2000 - 2007, Mr. Cañizares founded and operated Oygcar Obras y Servicios, S.L and other related companies that performed concrete related services in Spain and Algeria for Fomento de Construcciones y Contratas, S.A. and Obrascon Huarte Lain, S.A., respectively. José Cantero Sánchez Chief Manufacturing Officer, Director Jesús Liñán Torres Chief Financial Officer Management Team Óscar Cañizares Ruiz Chief Executive Officer Mr. Cantero is the founder of Obras Camo, S.L., a company that specializes in real estate construction. Mr. Cantero has held various positions in the construction industry, including working for Fomento de Construcciones y Contratas, S.A. . Additionally, Mr. Cantero’s directed concrete structure assembly for Sacyr S.A., with principal projects including the expansion of Route 5 North between La Serena and Vallenar, Chile (2013 - 2015) and Route 43 between Coquimbo and Vallenar, Chile (2016 - 2018). 6

PreTam Holdings Inc. – Investor Presentation 7 Products & Types of Precast Residential housing (houses, buildings, etc . ) 26.2% of 2022 Revenue 67.9% of half - year 2023 Revenue Industrial buildings (warehouses, factories, shopping centers, etc.) 37.5% of 2022 Revenue 15.2% of half - year 2023 Revenue Special construction (channels, ponds, foundations, retaining walls, special orders for mining, etc.) 36.3% of 2022 Revenue 16.9% of half - year 2023 Revenue GD Updated

PreTam Holdings Inc. – Investor Presentation Optimizes on - site installation More energy efficient Higher quality standards Reduces on - site waste Better project planning Budget transparency Allows fixed - cost contracts Shorter project timelines More Seismic Resistant Advantages of Precast Products 8

# Market Overview



As of October 2023, the housing deficit in Chile (houses and apartments) was approximately 1,089,000 units, which is equivalent to a potential market of $165,000,000,000

Chile precast construction market size is expected to reach $492.1 million in 2027 from $320 million in 2019[1]

Market expected to grow at a compound annual growth rate of 6.9% from 2020 to 2027[2]

1. Industry data reported in Future Market Insights Global and Consulting Pvt. Ltd. from April 4, 2023.
2. Industry data reported in Allied Analytics LLP's published market research from August 19, 2021.

## Precast concrete industry consists of two primary divisions

| | | |
|---|---|---|
| 1 | Line Products | Primarily consists of road barriers, chambers and tubes for sanitary services and flooring |
| 2 | Structural Solutions | Primarily consists of solutions for bridges, footbridges, industrial and commercial buildings, houses, tunnels, and mining applications, such as pillars, foundations, slabs, and walls |

At present, PreTam only provides structural solutions to its customers

**PreTam Holdings Inc.** – Investor Presentation 9

PreTam Holdings Inc. – Investor Presentation Contract submitted for bid by customers Management evaluates opportunity Bid submitted by PreTam Contract awarded Project commences Sales Process 10

PreTam Holdings Inc. – Investor Presentation Production Process Project specifications are provided by the customer PreTam engineers conduct a site inspection Comprehensive analysis of required materials and labor requirements Provide a budget to the customer and request a purchaser order Technical team finalizes manufacturing and delivery plans Materials acquired and production schedule is planned Production team creates the structured concrete unit 11

PreTam Holdings Inc. – Investor Presentation • Approximately 45,300 square meters - 11,300 square meters dedicated to manufacturing facilities, with remainder being used as a staging and salvage yard • Production capacity of 30 m 3 /day • While at capacity, PreTam returned approximately 20% pre - tax profit in 2022 and 22% pre - tax profit in 1H 2023 • 48 Employees working a daily 8 - hour shift • Storage capacity of 180 m 3 of cement (in silos) and 600 m3 for each type of aggregate (gravel and sand) • Under current conditions, Pretam can produce approximately 30 m 3 of finished concrete per day, which may result in approximately $800,000 of monthly revenue Facility & Manufacturing 12

PreTam Holdings Inc. – Investor Presentation Plant Expansion to Fully Service R5 Contract : Amount Allocated – 75% of Net Proceeds: • Create molds for walls to support housing structure • Complete engineering permitting • Begin preparation of land for development Working Capital : Amount Allocated – 25% of Net Proceeds • Purchase raw materials for the making of prefabricated concrete product • Hire 5 additional employees 13 Use of Proceeds

# Financials - Statement of Net Earnings*

| Consolidated Statement of Net Earnings | For the years ended 2021[1] | 2022[2] | 2022[1] |
|---|---|---|---|
| | (Audited) | (Audited) | (Using 2021 Exchange Rate) |
| Sales of goods | $10,110,188 | $8,469,066 | $9,742,321 |
| Cost of sales | $5,784,055 | $4,734,301 | $5,446,065 |
| Gross profit | $4,326,133 | $3,734,765 | $4,296,257 |
| **Operating income (expenses)** | | | |
| Administrative, selling and distribution expenses | ($2,413,289) | ($2,028,450) | ($2,333,411) |
| Operating profit (loss) | $1,912,844 | $1,706,315 | $1,962,846 |
| **Other income** | | | |
| Finance income (expenses), net | ($6,228) | ($91,240) | ($104,957) |
| Gain on sale of property, plant and equipment (net) | $173,249 | $101,235 | $116,455 |
| (Loss) gain from exchange difference, net | $4,265 | ($58,807) | ($67,648) |
| Profit before income tax | $2,084,130 | $1,657,503 | $1,906,695 |
| Income tax credit (expense) | ($696,686) | $289,477 | $332,998 |
| Net earnings | $1,387,444 | $1,946,980 | $2,239,693 |

**The decrease in revenue between fiscal 2022 and 2021 is primarily attributable to the decrease in the value of the Chilean Peso relative to the U.S dollar.**

*In this presentation, the U.S. dollar references are based on the exchange rate of Chilean pesos to U.S. dollars as reported in the "dólar oberservado" or "observed" exchange rate published by the Servicio de Impuestos Internos.

1 Calculated on the applicable monthly average exchange rate for the period ending December 31, 2021, which was 759.07 Chilean Pesos to 1 U.S. dollar.
2 Calculated on the applicable monthly average exchange rate for the period ending December 31, 2022, which was 873.19 Chilean Pesos to 1 U.S. dollar.

**PreTam Holdings Inc.** – Investor Presentation

14

PreTam Holdings Inc. – Investor Presentation 15 Financials – Balance Sheet Balance Sheet As of December 31, 2021 1 As of December 31 , 2022 2 (Audited) (Audited) Cash and cash equivalents $11,105 $118,053 Short term investments $1,184,971 $119,264 Receivables, net $3,656,458 $6,172,439 Other current assets $1,034,127 $2,026,624 Inventories - $68,056 Property, plant and equipment, net $4,906,187 $4,982,553 Other non - current assets $319,963 $1,415,948 Total Assets $11,112,811 $14,902,937 Trade and other payables $2,955,809 $4,831,637 Other current liabilities and due to related parties (current) $589,799 $1,213,393 Due to related parties (non - current) $5,018,578 $4,601,223 Other non - current liabilities and deferred tax liabilities $1,200,221 $944,472 Total Liabilities $9,764,407 $11,590,725 Capital stock $2,671 $2,671 Additional paid in capital and retained earnings $92,788 $1,480,232 Net income $1,387,444 $1,946,980 Foreign currency translation reserve $(134,499) $(117,671) Total Liabilities & Equity $11,112,811 $14,902,937 1 Calculated based on the exchange rate on December 31, 2021, as published by the Servicio de Impuestos Internos, which was 8 44. 69 Chilean Pesos to 1 U.S. dollar. 2 Calculated based on the exchange rate on December 31, 2022, as published by the Servicio de Impuestos Internos, which was 8 55. 86 Chilean Pesos to 1 U.S. dollar.

PreTam Holdings Inc. – Investor Presentation June 30 Financials – Statement of Earnings For the six months ended June 30, Consolidated Statement of Net Earnings 2022 1 2023 2 (Unaudited) (Unaudited) Sales of goods $4,464,192 $5,712,334 Cost of sales ($2,042,222) ($3,268,218) Gross profit $2,421,970 $2,444,116 Operating income/ (expenses) - - Total operating expenses, net ($1,107,757) ($925,757) Operating profit/ (loss) $1,314,213 $1,518,359 Other income/ (expenses) - - Finance income/ (expenses), net ($29,713) ($191,354) (Loss)/ gain on sale of property, plant and equipment (net) $151,717 - (Loss)/gain from exchange difference, net $26,866 ($59,231) Total other expenses, net $148,870 ($250,585) Profit before income tax $1,463,083 $1,267,774 Income tax expense $174,740 ($384,210) Net earnings $1,637,823 $883,564 1 Calculated on the applicable monthly average exchange rate for the period ending June 30, 2022, as published by the Servici o d e Impuestos Internos, which was 825.1 Chilean Pesos to 1 U.S. dollar. 2 Calculated on the applicable monthly average exchange rate for the period ending June 30, 2023, as published by the Servici o d e Impuestos Internos, which was 806.075 Chilean Pesos to 1 U.S. dollar. 16

PreTam Holdings Inc. – Investor Presentation June 30 Financials – Balance Sheet 1 Calculated based on the exchange rate on June 30, 2022, as published by the Servicio de Impuestos Internos, which was 932.0 8 C hilean Pesos to 1 U.S. dollar. 2 Calculated based on the exchange rate on June 30, 2023, as published by the Servicio de Impuestos Internos, which was 801.6 6 C hilean Pesos to 1 U.S. dollar. As of As of Balance Sheet December 31, 2022 1 June 30, 2023 2 (Audited) (Unaudited) Cash and cash equivalents $118,053 $6,397 Short term investments $119,264 $18,811 Receivables, net $6,172,439 $11,488,862 Other current assets $2,026,624 $1,715,967 Inventories $68,056 $88,120 Property, plant and equipment, net $4,982,553 $5,262,801 Other non - current assets $1,415,948 $2,424,371 Total Assets $14,902,937 $21,005,329 Trade and other payables $4,831,637 $3,486,722 Other current liabilities and due to related parties (current) $1,213,393 $6,109,191 Due to related parties (non - current) $4,601,223 $4,687,023 Other non - current liabilities and deferred tax liabilities $944,472 $2,297,813 Total Liabilities $11,590,725 $16,580,749 Capital stock $2,671 $2,671 Additional paid in capital and retained earnings $1,480,232 3,427,211 Net income $1,946,980 $883,564 Foreign currency translation reserve $(117,671) $111,134 Total liabilities and equity $14,902,937 $21,005,329 17

Thank you. For further information, please contact Maxim Group LLC Attn: Syndicate Department 300 Park Avenue, 16 th Floor New York, NY 10022 Phone Number: (212) 895 - 3745 Email: syndicate@maximgrp.com